Opes Acquisition Corp.

c/o Axis Capital Management

Park Plaza Torre I

Javier Barros Sierra 540, Of. 103

Col. Santa Fe

01210 México City, México

March 12, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverage, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Opes Acquisition Corp.
Registration Statement on Form S-1
File No. 333-223106

Dear Mr. Reynolds:

Opes Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday, March 13, 2018, or as soon thereafter as practicable.

Very truly yours,

OPES ACQUISITION CORP.

By: /s/ José Antonio Cañedo White

Name: José Antonio Cañedo White

Title: Chief Executive Officer